Final Publication Number (FPN): 257P

Phase 1 Clinical Trial of Ragistomig (ABL503/TJ-L14B: PD-L1 × 4-1BB Bispecific Antibody) Q6W Dosing Balances Favorable Safety and Sustained Efficacy Through Extended Immunologic Memory and Reinvigoration of $CD8^+$ T Cells

Gerald Falchook[1], A. El-Khoueiry[2], J. Thomas[2], A. Tolcher[3], J. Henry[1], A. Spira[4], D. Yardley[5], A.Philipovskiy[6], J. Goldman[7], B. Keam[8], T.-Y. Kim[8], H.R. Kim[9], D.H. Lee[10], Y.W. Moon[11], K.H. Park[12], C.Xu[13], P. Dennis[13], S. Lee[14], J. Jeon[14], E. Garon[7]

[1]Drug Development Unit., Sarah Cannon Research Institute (SCRI) at HealthONE, Denver, CO, United States of America, [2]Medical Oncology Division, USC Norris Comprehensive Cancer Center, Los Angeles, United States of America, [3]Clinical Research Director, NEXT OncologyTM, San Antonio, TX, United States of America, [4]Research Department, Virginia Cancer Specialist, Fairfax, United States of America, [5]Research Institute, Tennessee Oncology, Chattanooga, United States of America, [6]Drug Development Program, Florida Cancer Specialists&Research Institute - Lake Mary Cancer Center, Lake Mary, United States of America, [7]Medicine; Division of Heme/Onc, UCLA Hematology/Oncology Santa Monica, Santa Monica, United States of America, [8]Department of Internal Medicine, Seoul National University Hospital, Seoul, Republic of Korea, [9]Division of Medical Oncology, Yonsei Cancer Center Yonsei University, Seoul, Republic of Korea, [10]Oncology Department, Asan Medical Center - University of Ulsan, Seoul, Republic of Korea, [11]Department of Haematology and Oncology, CHA Bundang Medical Center, Seongnam, Republic of Korea, [12]Medical Oncology, Internal Medicine Dept, Korea University Anam Hospital, Seoul, Republic of Korea, [13]Clinical Development, I-MAB Biopharma Co., Ltd., Rockville, United States of America, [14]Clinical Development and Translational Medicine, ABL Bio, Inc., Seoul, Republic of Korea

Background

- Ragistomig (ABL503/TJ-L14B) is a full-length anti-PD-L1 mAb (Fc-silenced human IgG1) fused with anti-4-1BB scFv. Figure 1
- Ragistomig, a bispecific antibody targeting PD-L1 and 4-1BB, has been engineered to restrict 4-1BB costimulation to PD-L1 expressing tumor microenvironment, thereby reducing systemic hepatotoxicity associated with 4-1BB monoclonal antibodies, while enhancing antitumor activity and overcoming resistance to PD-(L)1 checkpoint inhibitors.
  - PD-1/PD-L1 blockade augments tumor immunity by reprogramming suppressive and stimulatory signals, leading to more effective cancer control.[1]
  - 4-1BB(CD137), a costimulatory receptor of TNFR superfamily, enhances T-cell proliferation and memory function. Through costimulatory signaling, 4-1BB promotes the effector T-cell expansion and differentiation of memory $CD8^+$ T cells, supporting robust and durable antitumor immunity.[2]
- Preliminary results from Ragistomig monotherapy administered Q2W demonstrated encouraging clinical efficacy, achieving an ORR of 26.9% and a DCR of 69.2% with manageable toxicity, including in subjects who were relapsed or refractory to prior anti-PD-(L)1 therapy.[3]
- To optimize the safety profile while preserving encouraging efficacy for combination strategy, an extended-interval Q6W regimen was subsequently investigated in the phase 1 trial.

Figure 1 Ragistomig (ABL503/TJ-L14B) and Mechanism of Action, PD-L1 Dependent 4-1BB Activation


Anti-PD-L1 IgG
Anti-4-1BB scFv
Tumor cell
Tumor antigen
MHC-peptide
T-cell receptor
Clustering
Activation

Method

- First-in-human, multicenter, open-label, phase 1 trial of Ragistomig in advanced or metastatic relapsed/refractory solid tumor, to assess safety, preliminary anti-tumor efficacy and pharmacokinetic (PK)/pharmacodynamic (PD) relationship. (NCT04762641)
- The phase 1 trial consists of dose escalation (completed) and expansion part (ongoing). To further optimize the dosing strategy, especially for the combination regimen, 3 mg/kg Q6W cohort was introduced in the dose expansion part 2B, following the dose expansion part 2A with Q2W regimen. Figure 2
- Ragistomig was administered intravenously at 3 mg/kg Q6W to subjects with prior immuno-oncology(IO)-treated relapsed or refractory solid tumors expressing PD-L1. (CPS or TPS ≥ 1)
- This study presents initial clinical data from the newly investigated Q6W regimen, with data from the 3 mg/kg Q2W cohort included for reference.

Figure 2 Phase 1 Study Design (Dose Escalation Part and Expansion Part)


Part 1. Escalation Part (Q2W)
(Total N=34, Completed)
Dose Escalation per BOIN
Cohort 1 0.7 mg N=1
Cohort 2 2 mg N=1
Cohort 3 7 mg N=1
Cohort 4 0.3 mg/kg N=3
Cohort 5 1 mg/kg N=6
Cohort 6 2 mg/kg N=3
Cohort 7 3 mg/kg N=3
Cohort 8 5 mg/kg N=9
Cohort 9 7 mg/kg N=4
Cohort 10 10 mg/kg N=3
Part 2. Dose Expansion (Q2W, Q6W)
(Total N =49, Q6W Cohort Enrollment Ongoing)
Part 2A: Q2W (N=19)
Additional subjects at the potential efficacious dose
(PD_L1 +, ≤ 4 line of previous therapy)
3 mg/kg Q2W N=7
5 mg/kg Q2W N=12
Part 2B: Q6W (N=30)
Additional subjects for Dose Optimization (for Combination)
(PD-L1 +, Prior IO refractory/relapsed)
3 mg/kg Q6W N=20
5 mg/kg Q6W N=10
As of 22-Oct-2025

Result

Baseline Demographics and Clinical Characteristics

- As of October 22, 2025, a total of 20 subjects had been enrolled in the 3 mg/kg Q6W cohort, with treatment ongoing in 3 subjects.
- The Q6W cohort enrolled subjects with solid tumors who had previously received IO treatment and had subsequently exhausted all available standard treatment options, representing a population with significant unmet medical needs.
- All subjects in Q6W cohort had an ECOG performance status of 0-1, with the majority (90%) classified as ECOG 1, indicating a mild functional limitation at baseline.
- Subjects were heavily pretreated, with 70.0% having received ≥3 prior lines of systemic anti-cancer treatment in 3 mg/kg Q6W cohorts.

Table 1 Baseline Demographics and Clinical Characteristics

	3 mg/kg Q6W (N=20)	3 mg/kg Q2W (N=15)
Age		
N	20	15
Mean	68.0	63.1
Gender n (%)		
Female	9/20 (45.0%)	4/15 (26.7%)
Male	11/20 (55.0%)	11/15 (73.3%)
Prior IO therapy n (%)		
N	0 (0.0%)	3/15 (20.0%)
Y	20/20 (100.0%)	12/15 (80.0%)
ECOG Performance Status n (%)		
Grade 0	2/20 (10.0%)	7/15 (46.7%)
Grade 1	18/20 (90.0%)	8/15 (53.3%)
Prior Lines of Systemic Therapy n (%)		
1	2/20 (10.0%)	1/15 (6.7%)
2	4/20 (20.0%)	4/15 (26.7%)
3	5/20 (25.0%)	6/15 (40.0%)
4	4/20 (20.0%)	3/15 (20.0%)
>= 5	5/20 (25.0%)	1/15 (6.7%)

ECOG: Eastern Cooperative Oncology Group Performance Status

Efficacy

- Extending the dosing interval from Q2W to Q6W continued to demonstrate encouraging antitumor activity.
- In 3 mg/kg Q6W cohort, two cPR (12%) were achieved out of 17 efficacy-evaluable subjects, including those with anti-PD-1 relapsed HNSCC and anti-PD-1 refractory acral melanoma. Figure 3
- In addition, subjects with stable disease exhibited meaningful tumor reductions of -17% in anti-PD-1 relapsed NSCLC and -22% in anti-PD-L1 relapsed neuroendocrine tumor, even in heavily pretreated subjects (3 prior lines). Figure 3
- Despite reduced dosing frequency, the Q6W regimen preserved disease control rate of 58.8%, comparable to that observed in the Q2W regimen, 64.3%. Table 2

Table 2 Efficacy Profiles

ABL503 monotherapy efficacy profile	3 mg/kg Q6W (N=17)	3 mg/kg Q2W (N=14)
Objective Response Rate, n (%)	2 (11.8%)	4 (28.6%)
Disease Control Rate, n (%)	10 (58.8%)	9 (64.3%)
Complete response	0 (0.0%)	1 (7.1%)
Partial response	2 (11.8%)	3 (21.4%)
Stable disease	8 (47.1%)	5 (35.7%)
Progressive disease	7 (41.2%)	5 (35.7%)

As of 22-Oct-2025

Figure 3 Best Percent Change from Baseline in Tumor Size


Ongoing
Q2W_3 mg/kg
Q6W_3 mg/kg
Best Change from Baseline in Target Lesions (%)
60
40
20
0
-20
-40
-60
-80
-100
PD
SD
PR
CR

- Ragistomig demonstrated clinical activity across multiple solid tumor types.
- 77.7% of responders, including those with significant tumor reduction, had relapsed or were refractory to prior anti-PD-(L)1 therapies. Table 3
- These findings suggest that Ragistomig reinvigorates exhausted T-cell subsets via 4-1BB-mediated costimulation, restoring antitumor activity in IO-relapsed or refractory tumors.[3]
- Durable disease control was observed, with stable disease for over 6 months in a patient with PD-1-refractory bladder cancer.

Table 3 Responders in the 3 mg/kg Q2W and Q6W cohorts

Dose level	Tumor type	PD-L1 expression (CPS/TPS)	ABL503 BoR	Response to Prior anti-PD-(L)1	Prior anti-PD-(L)1
3 mg/kg Q2W	Ovarian Cancer	100/1	cCR	Relapsed	Pembro+MDM2 inhibitor
3 mg/kg Q2W	Ovarian Cancer	10/5	uPR (-49%)	Naïve	-
3 mg/kg Q2W	Head and Neck	20/10	cPR (-58%)	Relapsed	Nivolumab+DNA vaccine
3 mg/kg Q2W	Gastric	-	cPR (-81%)	Naïve	-
3 mg/kg Q2W	Esophageal Cancer	2/1	SD (-21%)	Refractory	Nivolumab
3 mg/kg Q6W	HNSCC	90/85	cPR (-45%)	Relapsed	Nivolumab
3 mg/kg Q6W	Acral Melanoma	12/11	cPR (-71%)	Refractory	Pembrolizumab, Nivolumab
3 mg/kg Q6W	Neuroendocrine	Local 1/-	SD (-22%)	Relapsed	Atezolizumab
3 mg/kg Q6W	NSCLC	Local -/98	SD (-17%)	Relapsed	Pembrolizumab

PD-L1 expression was assessed at a central laboratory using the standard DAKO 22C3 assay. Local indicate locally assessed levels.

Figure 4 Case Report: confirmed partial response in subject relapsed to prior anti-PD-1 checkpoint inhibitor.


Baseline
4 months
Axial(transverse) plane
Ragistomig administration
Change from Baseline in Target Lesion (%)
0%
-50%
Ongoing
Baseline
W6
W12
W18
W24

- Demography
  - HNSCC, 66yr, Male, CPS/TPS 90/85
- Tumor and Prior Treatment History
  - Surgery in 2021.
  - Adjuvant Cisplatin: Apr-May2021. (BoR: PD)
  - Radiologic recurrence confirmed in Aug 2021.
  - 1st line treatment, Nivolumab: Aug2021-Aug2023. (BoR: SD)
  - Disease progression in Feb2025.

BoR: Best overall response. PR: Partial Response, SD: Stable Disease, PD: Progressive Disease

- ABL503 Treatment
  - The first infusion on 12Mar2025. (3 mg/kg Q6W)
  - At the initial tumor assessment at Week 6, tumor shrinkage of -45.5%, achieving PR.
  - At the second tumor assessment at Week 12, confirmed PR.
  - The tumor regression is maintained beyond 5 month, and treatment is ongoing.

ABL503 induced a rapid, deep and durable antitumor response for HNSCC subject who had relapsed from prior anti-PD-1, Nivolumab.

Safety

- A substantially improved safety profile was observed with the 3 mg/kg Q6W regimen.
- Only 1 of 20 subjects (5%) experienced ≥Grade 3 treatment-emergent LFT elevation in the Q6W cohort.
- All ≥Grade 3 treatment-related adverse events were recovered within 3-14 days with or without treatment interventions, and included LFT elevations, decreased platelet count, anemia, and decreased neutrophil count.
- No subjects discontinued treatment due to treatment-emergent adverse events (TEAEs) in the Q6W cohort. Importantly, no cases of cytokine release syndrome (CRS) were reported.
- Overall, the Q6W regimen was identified as potential optimal regimen for combination strategies with Ragistomig.

Table 4 Overall Safety Profiles

Category	3 mg/kg Q6W (N=20)	3 mg/kg Q2W (N=15)
Any adverse event	19 (95.0%)	15 (100.0%)
Any adverse event related to IP	10 (50.0%)	12 (80.0%)
Grade ≥ 3 AE	10 (50.0%)	10 (66.7%)
Grade ≥ 3 AE related to IP	3 (15.0%)	7 (46.7%)
Grade ≥ 3 Liver function test(LFT) elevation	1 (5.0%)	6 (40.0%)
Grade ≥ 3 Liver function test(LFT) elevation related to IP	1 (5.0%)	5 (33.3%)
AE leading to discontinuation of IP	0 (0.0%)	4 (26.7%)
AE related to IP leading to discontinuation	0 (0.0%)	2 (13.3%)
Any Cytokine release syndrome	0 (0.0%)	0 (0.0%)

Pharmacokinetics, Pharmacodynamic Biomarker (Peripheral Blood)

- Although overall exposure ($C_{average}$) was lower in the Q6W regimen compared with Q2W, antitumor efficacy remained preserved. Table 5
- Both effector and central memory $CD8^+$ T cell subsets were increased following treatment, with comparable fold-changes observed under the Q2W and Q6W, despite the extended dosing interval. Figure 5
- The Q6W regimen induced proliferation of effector $CD8^+$ T cells. Notably, $CTLA4^+$ Treg frequencies remained near baseline with Q6W, in contrast to the increase observed with Q2W, suggesting a more favorable effector-to-regulatory balance. Figure 5
- The preserved activation and expansion of key $CD8^+$ T-cell subsets under Q6W suggest that immune-mediated pharmacodynamic activity may contribute to efficacy, supporting comparable antitumor effects to Q2W even under reduced drug exposure.

Table 5 Pharmacokinetics Parameters, mean (SD) After the First Dose

Parameters	3 mg/kg Q6W (N=20)	3 mg/kg Q2W (N=14)
$C_{average}$ (ug/mL)	7.5 (3.6)	23.3 (9.1)
AUC_{0-Inf} (hr*ug/mL)	8,710 (2,740)	8,630 (3,820)
$T_{1/2}$ (hr)	82.5 (42.9)	84.6 (34.6)

Figure 5 Change in Immune Cell Subsets


Effector memory CD8 T cells (Week 10)
Central memory CD8 T cells (Week 10)
Ki67⁺PD-1⁺CD8 T cells (Week 9)
CTLA4⁺Treg cells (Week 10)
Fold change (median)
Q2W
Q6W
Q2W_3 mg/kg
Q6W_3 mg/kg

Conclusion

- Ragistomig (ABL503/TJ-L14B) monotherapy Q6W demonstrated encouraging antitumor activity with a favorable safety profile in subjects with heavily pretreated solid tumors.
- Despite the extended dosing interval, 3 mg/kg Q6W regimen preserved antitumor efficacy, with confirmed responses and meaningful tumor stabilization in IO-relapsed or refractory subjects with unmet medical needs.
- Q6W exhibited a favorable safety profile, with only 1 of 20 subjects experiencing Grade ≥3 LFT elevations, no treatment discontinuations due to TEAEs, and no reported CRS.
- Immune cell pharmacodynamics demonstrated expansion of effector memory and $CD8^+$ T cells under the Q6W regimen, while showing attenuated Treg expansion, indicating durable immune engagement despite the extended dosing interval.
- The 3 mg/kg Q6W regimen demonstrates an optimized safety-efficacy balance, supporting continued development of Ragistomig in future combination development. Evaluation of the 5 mg/kg Q6W cohort is ongoing.

Reference

1. Alsaab HO, et al. Front Pharmacol. 2017;8:561
2. AACR2025. Distinct Mechanisms of CD28 and 4-1BB Costimulation in Glofitamab Combination Therapies for Non-Hodgkin Lymphoma, Abstract #5810.
3. ASCO2024. Phase 1 Trial Safety and Efficacy of Ragistomig, a Bispecific Antibody Targeting PD-L1 and 4-1BB in Advanced Solid Tumor, Abstract #2529.

This study was sponsored by ABL Bio, Inc.
The presenter declares that there are no conflicts of interest related to this presentation.